UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

Eurand N.V.1

(Name of Subject Company)

Eurand N.V.

(Name of Persons Filing Statement)

Ordinary Shares, par value €0.01 per share

(Title of Class of Securities)

N31010106

(CUSIP Number of Class of Securities)

Richard Devleeschouwer

Chief Executive Officer

100 Somerset Corporate Boulevard

Bridgewater, New Jersey 08807

(908) 927-9600

Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person Filing Statement)

with copies to:

William M. Shields, Esq.

Jonathan M. Grandon, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Phone: (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

[1]	Under Dutch law, Eurand N.V. is now required to be referred to as “Eurand N.V. in liquidatie” because the company has been dissolved and is in liquidation, effective February 28, 2011.

Introduction

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Eurand N.V., a Netherlands company (“Eurand” or the “Company”) on December 22, 2010. The Schedule 14D-9 relates to the offer by Axcan Pharma Holding B.V., a private limited liability company organized under the laws of the Netherlands (“Buyer”) and a wholly owned subsidiary of Axcan Holdings Inc., a Delaware corporation (“Parent”), to acquire all outstanding ordinary shares, par value €0.01 per share, of Eurand (the “Shares”) at a purchase price of $12.00 per Share (such amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2010, and in the related Letter of Transmittal (as each may be amended or supplemented from time to time), copies of which are attached to the Tender Offer Statement on Schedule TO, originally filed by Buyer with the SEC on December 21, 2010.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9. All page references contained in this Amendment are to the pages of the original Schedule 14D-9, as filed with the SEC on December 22, 2010, unless otherwise specified.

Item 8. Additional Information

Item 8, “Additional Information” is hereby amended and supplemented by adding the following section after the section titled “Expiration of Offer; Subsequent Offering Period”:

“Expiration of Subsequent Offering Period

Parent and Buyer have advised the Company that, based on information provided by the depositary of the Offer, as of the expiration of the Subsequent Offering Period at 12:01 a.m., New York City time, on February 28, 2011, 47,647,149 Shares, or approximately 98.527% of the Shares outstanding, had been validly tendered (including shares validly tendered and not withdrawn from the Offer). Buyer immediately accepted for payment and has promptly paid for or will promptly pay for any Shares that were tendered during the Subsequent Offering Period at a price of $12.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act.

On February 11, 2011, the Buyer or one or more of its designees purchased all or substantially all of the assets of the Company. Effective as of February 28, 2011, Buyer caused the Company to be dissolved and enter liquidation, in accordance with Dutch liquidation procedures. Each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period will receive cash in an amount equal to $12.00 per share multiplied by the number of untendered Shares then held by such holder, without interest thereon and less any applicable withholding taxes. As a result of the dissolution and liquidation, the Company’s common stock will cease to be traded on the NASDAQ Global Market.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to Schedule 14D-9 is true, complete and correct.

EURAND N.V.

By:	/s/ Richard Devleeschouwer
Name:	Richard Devleeschouwer
Title:	Chief Executive Officer and Managing Director A